EXHIBIT 99.1

On September 8, 2015, Mer Telemanagement Solutions Ltd., or the Company, announced that following discussions, the former direct and indirect shareholders, or the former shareholders, of Vexigo Ltd., or Vexigo, a previously privately-held Israeli-based software company which the Company acquired on April 1, 2015, agreed to an extension of the payment schedule for the consideration due to be paid to them in order to improve the Company’s working capital.

According to the original terms of the Vexigo Share Purchase Agreement, or the Agreement, the Company agreed to pay the former shareholders two installments of $500,000 each on August 15, 2015 and on October 1, 2015 and to distribute to the former shareholders the net working capital of Vexigo as of the closing of the acquisition.

The former shareholders have agreed that payment of the two remaining installments will be postponed to January 1, 2016, subject to further negotiations prior to the end of 2015 as to the exact dates of payment. The postponement is conditioned on the payment to the former shareholders of $200,000 in September and $100,000 on the 10th day of each of October, November and December 2015, or $500,000 in the aggregate, on account of the pre-closing obligation of Vexigo to pay the previously declared dividend to them.

In addition, subject to the financial condition of Vexigo, for any $200,000 of earnings (EBITDA) produced by Vexigo, the former shareholders will be paid an additional $100,000 of the amount due to them. The repayment of the amount due to the former shareholders will be accelerated in the event the financial condition of the Company improves and to the extent the Company completes an equity financing.

All other terms under the Agreement remain unchanged.